UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

        Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)of the Securities Exchange Act of 1934.

Commission File No. 1-16315

Aquila, Inc.
(Exact name of registrant as specified in its charter)

1100 Walnut Street, Suite 3300, Kansas City, Missouri 64016
(816) 527-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, par value $0.01
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

        On January 7, 2002, Aquila, Inc. merged with and into Aquila Acquisition Corporation, a wholly-owned subsidiary of UtiliCorp United Inc., and as a result, UtiliCorp United Inc. became the sole shareholder of Aquila, Inc.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Aquila, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 21, 2002	By:	/s/ Leslie J. Parrette, Jr. Leslie J. Parrette, Jr. Senior Vice President, General Counsel and Corporate Secretary